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VIA EDGAR
---------

May 8, 2007

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC  20549
Attn:  Linda Cvrkel, Branch Chief

          RE:  MULTI-MEDIA TUTORIAL SERVICES, INC.
               FORM 10-KSB FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2006 FILED JUNE 15, 2006
               FILE NO. 0000-25758

Dear Ms. Cvrkel:

     This letter is in response to your letter, dated April 10, 2007, regarding the above-referenced annual reports filed by, Multi-Media Tutorial Services, Inc., a Delaware corporation (the "Company"), with regards to your comments on "Item 8A. Controls and Procedures".

     In the future we will follow your guidance, and that of the Commission, in disclosing in a definitive manner whether our controls and procedures are effective or not effective.

     We thank you and the Staff for their advisement and look forward to working with you in future with respect to these matters


                                        Very Truly Yours,

                                        Barry Reichman
                                        /s/ BARRY REICHMAN
                                        ----------------------
                                        Chief Executive Office and Director
                                        Chief Financial Officer